EXHIBIT 12

West Bancorporation, Inc. and Subsidiary
Computation of Ratios of Earnings (Loss) to Fixed Charges and Preferred Dividends

	Three Months Ended	Year Ended December 31
(dollars in thousands)	March 31, 2011	2010	2009	2008	2007	2006
Excluding Interest on Deposits:
Fixed charges:
Interest expense	$1,230	$5,806	$7,088	$9,910	$13,672	$9,170
1/3 of net rent expense	123	505	571	435	455	379
Total fixed charges	1,353	6,311	7,659	10,345	14,127	9,549
Preferred dividend requirement	450	1,800	1,800	—	—	—
Fixed charges and preferred dividends	$1,803	$8,111	$9,459	$10,345	$14,127	$9,549

Income (loss) before income taxes	$6,172	$18,713	$(12,407)	$8,697	$26,414	$28,077
Total fixed charges	1,353	6,311	7,659	10,345	14,127	9,549
Earnings (loss) before income taxes
and fixed charges	$7,525	$25,024	$(4,748)	$19,042	$40,541	$37,626

Ratio of earnings (loss) before income taxes
and fixed charges to fixed charges	5.56	3.97	(0.62)	1.84	2.87	3.94
Ratio of earnings (loss) before income taxes
and fixed charges to fixed charges and
preferred dividends	4.17	3.09	(0.50)	1.84	2.87	3.94

Including Interest on Deposits:
Fixed charges:
Interest expense	$3,095	$19,023	$26,636	$31,431	$43,823	$40,639
1/3 of net rent expense	123	505	571	435	455	379
Total fixed charges	3,218	19,528	27,207	31,866	44,278	41,018
Preferred dividend requirement	450	1,800	1,800	—	—	—
Fixed charges and preferred dividends	$3,668	$21,328	$29,007	$31,866	$44,278	$41,018

Income (loss) before income taxes	$6,172	$18,713	$(12,407)	$8,697	$26,414	$28,077
Total fixed charges	3,218	19,528	27,207	31,866	44,278	41,018
Earnings (loss) before income taxes
and fixed charges	$9,390	$38,241	$14,800	$40,563	$70,692	$69,095

Ratio of earnings (loss) before income taxes
and fixed charges to fixed charges	2.92	1.96	0.54	1.27	1.60	1.68
Ratio of earnings (loss) before income taxes
and fixed charges to fixed charges and
preferred dividends	2.56	1.79	0.51	1.27	1.60	1.68